September 3, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:  Melissa N. Rocha, Senior Assistant Chief Accountant

Re:	CTD Holdings, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 14, 2013 File No. 0-25466

Dear Ms. Rocha:

On behalf of CTD Holdings, Inc. (“CTD” or the “Company”), please find below a response to the comment provided to CTD from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated August 29, 2013 (the “Letter”), relating to CTD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).  For your convenience, we have set forth below the Staff’s comment in italicized text. The Company’s response to the Staff comment follows immediately after the text of the comment. References to page numbers in our response are references to the page numbers in the applicable periodic report.

Management’s Discussion and Analysis of Financial Condition, page 15

Liquidity and Capital Resources, page 17

1.
In future filings, when discussing your plan to add additional drying capacity, please disclose the information supplementally filed with the staff in response to comment six of our letter dated August 8, 2013, including the intent to move forward with the plan if the existing dryer exceeds 70% utilization, the content of the plan, the costs of implementing it and proposed sources of financing, and the timeframe within which such additions may be completed.

We respectfully acknowledge the Staff’s comment and in future filings we will disclose the information regarding the criteria for moving forward with our expansion plan, the content of the plan, the estimated costs of implementing the plan, the proposed sources of financing for the plan, and the timeframe for completion of the plan once it is put in motion.

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 386-418-8060 if you have any questions or require any additional information.

Very truly yours,

/s/ C.E. Rick Strattan

C.E. Rick Strattan
Chief Executive Officer

cc: John Igoe, Esq.
      Edwards Wildman Palmer LLP